Exhibit 99.3

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Sunnyside Federal Savings and Loan Association

of Irvington

Irvington, New York

As Of:

March 5, 2013

Prepared By:

Keller & Company, Inc.

555 Metro Place North

Suite 524

Dublin, Ohio 43017

(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Sunnyside Federal Savings and Loan Association

of Irvington

Irvington, New York

As Of:

March 5, 2013

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH

SUITE 524

DUBLIN, OHIO 43017

(614) 766-1426        (614) 766-1459 FAX

March 13, 2013

Board of Directors

Sunnyside Federal Savings and Loan Association of Irvington

56 Main Street

Irvington, New York 10533

To the Board:

We hereby submit our independent appraisal of the pro forma market value of the to-be-issued stock of Sunnyside Bancorp, Inc. (the “Corporation”), which is the holding company of Sunnyside Federal Savings And Loan Association of Irvington (“Sunnyside Federal” or the “Association”), Irvington, New York.  Such stock is to be issued in connection with the application by the Corporation to complete a stock offering, with the Corporation to own 100 percent of the stock of the Association.  This appraisal, as of March 5, 2013, was prepared and provided to the Association in accordance with regulatory appraisal requirements and regulations.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks throughout the U.S.  The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks.  The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by Sunnyside Federal and the material provided by the independent auditors, Fontanella and Babitts, Totowa, New Jersey, are both accurate and complete.  We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Association’s assets and liabilities.  We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of Sunnyside Federal, with the law firm of Luse Gorman Pomerenk & Schick, P.C., Washington, D.C., the Association’s conversion counsel, and with Fontanella and Babitts, the Association’s outside auditor.  Further, we viewed the Association’s local economy and primary market area and also reviewed the Association’s most recent business plan as part of our review process.

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation’s stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be further updated as required and will give consideration to any new developments in Sunnyside Federal’s operation that have an impact on operations or financial condition.  Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions.  Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation’s appraised value in an appraisal update.

It is our opinion that as of March 13, 2013, the pro forma market value or appraised value of the Corporation is $6,000,000 at the midpoint.  The pro forma valuation range of the Corporation is from a minimum of $5,100,000 to a maximum of $6,900,000, with a maximum, as adjusted, of $7,935,500, representing 510,000 shares, 690,000 shares and 793,500 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of Sunnyside Bancorp, Inc., as of March 5, 2013, is $6,000,000 at the midpoint.

Very truly yours,

KELLER & COMPANY, INC.

TABLE OF CONTENTS

INTRODUCTION	9

I.Description of Sunnyside Federal Savings and Loan Association
General	11
Performance Overview	14
Income and Expense	15
Yields and Costs	19
Interest Rate Sensitivity	20
Lending Activities	22
Nonperforming Assets	26
Investments	28
Deposit Activities	28
Borrowings	29
Subsidiaries	29
Office Properties	30
Management	30

II.Description of Primary Market Area	31

III.Comparable Group Selection
Introduction	37
General Parameters
Merger/Acquisition	38
Mutual Holding Companies	38
Trading Exchange	39
IPO Date	39
Geographic Location	40
Asset Size	40
Balance Sheet Parameters
Introduction	41
Cash and Investments to Assets	42
Mortgage-Backed Securities to Assets	42
One- to Four-Family Loans to Assets	43
Total Net Loans to Assets	43
Total Net Loans and Mortgage-Backed Securities to Assets	43
Borrowed Funds to Assets	44
Equity to Assets	44
Performance Parameters
Introduction	45

TABLE OF CONTENTS (cont.)

III.Comparable Group Selection (cont.)

Performance Parameters (cont.)
Return on Average Assets	45
Return on Average Equity	46
Net Interest Margin	46
Operating Expenses to Assets	47
Noninterest Income to Assets	47
Asset Quality Parameters
Introduction	48
Nonperforming Assets to Assets Ratio	48
Repossessed Assets to Assets	48
Loan Loss Reserves to Assets	49
The Comparable Group	49

IV.Analysis of Financial Performance	50

V. Market Value Adjustments
Earnings Performance	53
Market Area	57
Financial Condition	58
Asset, Loan and Deposit Growth	60
Dividend Payments	61
Subscription Interest	61
Liquidity of Stock	63
Management	63
Marketing of the Issue	64

VI.Valuation Methods
Price to Book Value Method	66
Price to Core Earnings Method	67
Price to Assets Method	68
Valuation Conclusion	68

LIST OF EXHIBITS

NUMERICAL
EXHIBITS

1	Statement of Financial Condition at December 31, 2012	62
2	Statement of Financial Condition at December 31, 2008, 2009, 2010 and 2011	63
3	Statement of Operations for the Year Ended December 31, 2012	64
4	Statements of Operations for the Years Ended December 31, 2008, 2009, 2010 and 2011
5	Selected Financial Information	66
6	Income and Expense Trends	67
7	Normalized or Core Earnings Trend	68
8	Performance Indicators	69
9	Volume/Rate Analysis	70
10	Yield and Cost Trends	71
11	Net Interest Income and Change in Net Interest Income	72
12	Loan Portfolio Composition	73
13	Loan Maturity Schedule	74
14	Loan Originations	75
15	Delinquent Loans	76
16	Nonperforming Assets	77
17	Classified Assets	78
18	Allowance for Loan Losses	79
19	Mix of Deposits	80
20	Certificates of Deposit by Rate	81
21	Certificates of Deposit by Maturity	82
22	Office of Sunnyside Federal Savings and Loan Association	83
23	Management of the Association	84
24	Key Demographic Data and Trends	85
25	Key Housing Data	86
26	Major Sources of Employment	87
27	Unemployment Rates	88
28	Market Share of Deposits	89
29	National Interest Rates by Quarter	90
30	Thrift Share Data and Pricing Rates	91
31	Key Financial Data and Ratios	98
32	Recently Converted Thrift Institutions	105

LIST OF EXHIBITS (cont.)

NUMERICAL
EXHIBITS		PAGE

33	Acquisitions and Pending Acquisitions	106
34	Thrift Share Data and Pricing Ratios - Mutual Holding Companies	107
35	Key Financial Data and Ratios - Mutual Holding Companies	110
36	Balance Sheets Parameters - Comparable Group Selection	112
37	Operating Performance and Asset Quality Parameters - Comparable Group Selection	114
38	Balance Sheet Ratios - Final Comparable Group	116
39	Operating Performance and Asset Quality Ratios - Final Comparable Group	117
40	Comparable Group Characteristics and Balance Sheet Totals	118
41	Balance Sheet - Asset Composition - Most Recent Quarter	119
42	Balance Sheet - Liability and Equity - Most Recent Quarter	120
43	Income and Expense Comparison Trailing Four Quarters	121
44	Income and Expense Comparison as a Percent of Average Assets - Trailing Four Quarters	122
45	Yields, Costs and Earnings Ratios - Trailing Four Quarters	123
46	Reserves and Supplemental Data	124
47	Valuation Analysis and Conclusions	125
48	Comparable Group Market, Pricing and Financial Ratios	126
49	Projected Effects of Conversion Proceeds - Minimum	127
50	Projected Effects of Conversion Proceeds - Midpoint	128
51	Projected Effects of Conversion Proceeds - Maximum	129
52	Projected Effects of Conversion Proceeds - Maximum, as Adjusted	130
53	Summary of Valuation Premium or Discount	131

ALPHABETICAL EXHIBITS

A	Background and Qualifications	132
B	RB 20 Certification	137
C	Affidavit of Independence	138

INTRODUCTION

Keller & Company, Inc. is an independent financial institution appraisal firm and has prepared this Conversion Valuation Appraisal Report (“Report”), which provides the pro forma market value of the to-be-issued common stock of Sunnyside Bancorp, Inc.  (the “Corporation”), which will be formed as part of the conversion to own all of the to-be-issued shares of common stock of Sunnyside Federal Savings and Loan Association of Irvington (“Sunnyside Federal” or the “Association”), Irvington, New York.  The shares of common stock are to be issued in connection with the Association’s Application for Approval of Conversion from a federal mutual savings association to a federal stock savings association.

The Application is being filed with the Office of the Comptroller of the Currency (“OCC”) and the Board of Governors of the Federal Reserve System (“Federal Reserve Board”).  Such Application for Conversion has been reviewed by us, including the Prospectus and related documents, and discussed with the Association’s management and the Association’s conversion counsel, Luse Gorman Pomerenk & Schick, P.C., Washington, D.C.

This conversion appraisal was prepared based on the guidelines entitled “Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization.”  The Report provides detailed exhibits based on the Revised Guidelines and a discussion on each of the fourteen factors that need to be considered.  Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

The pro forma market value is defined as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm’s-length transaction.  The appraisal assumes the Corporation is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

In preparing this conversion appraisal, we have reviewed the financial statements for the five fiscal years ended December 31, 2012, and discussed them with Sunnyside Federal’s management and with Sunnyside Federal’s independent auditors, Fontanella & Babitts, Certified Public Accountants, Totowa, New Jersey.  We have also discussed and reviewed with management other financial matters and have reviewed internal projections.  We have reviewed the Association’s preliminary Form AC and discussed it with management and with the Association’s conversion counsel.

We have visited Sunnyside Federal’s home office and have traveled the surrounding area.  We have studied the economic and demographic characteristics of the primary market area, and analyzed the Association’s primary market area relative to New York and the United States.  We have also examined the competitive market within which Sunnyside Federal operates, giving consideration to the area’s numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly traded thrift stocks in particular.  We have examined the performance of selected publicly traded thrift institutions and compared the performance of Sunnyside Federal to those selected institutions.

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation.  Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I.                                        DESCRIPTION OF SUNNYSIDE FEDERAL SAVINGS AND LOAN ASSOCIATION

GENERAL

Sunnyside Federal, Irvington, New York, was organized in 1930 as a federal chartered mutual savings and loan association.  Sunnyside Federal conducts its business from its main office in Irvington in Westchester County, New York.  The Association’s primary retail market area is comprised of the Westchester County towns of Irvington, Tarrytown and Sleepy Hollow and the Association’s lending area extends into Westchester, Putnam and Rockland Counties.

Sunnyside Federal’s deposits are insured up to applicable limits by the FDIC in the Deposit Insurance Fund (“DIF”).  The Association is also subject to certain reserve requirements of the Federal Reserve Board.  Sunnyside Federal is a member of the Federal Home Loan Bank (the “FHLB”) of New York and is regulated by the OCC.  As of December 31, 2012, Sunnyside Federal had assets of $94,054,603, deposits of $86,185,677, and equity of $6,214,005.

Sunnyside Federal is a community-oriented financial institution which has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its market area.  Sunnyside Federal has been actively and consistently involved in the origination of one-to four-family mortgage loans, which represented 86.4 percent of its loan portfolio at December 31, 2012, and a similar 86.3 percent of its loan portfolio at fiscal year end December 31, 2011.

At December 31, 2012, 98.6 percent of the Association’s gross loans consisted of all types of real estate loans, compared to a larger 99.7 percent at December 31, 2011, with the source of funds being retail deposits from residents in its local communities and no FHLB advances.  The Association is also an originator of commercial real estate loans, multi-family loans, home equity lines of credit, commercial loans, and consumer loans. Consumer loans include loans on savings accounts and other secured and unsecured personal loans.

The Association had $48.8 million, or 51.9 percent of its assets in cash and investments, excluding FHLB stock, with $34.7 million or 36.94 percent in mortgage-backed securities at December 31, 2012.  The Association had an additional $201,200, or 0.2 percent of its assets in FHLB stock, with the combined total of investments, certificates of deposit, FHLB stock and cash and cash equivalents being $49.0 million or 52.1 percent of assets at December 31, 2012.  Deposits and equity have been the primary sources of funds for the Association’s lending and investment activities.

Based on the midpoint value established herein, the Association’s gross amount of stock to be sold in the offering will be $6,000,000 or 600,000 shares at $10 per share representing the midpoint appraised value of $6.0 million. The net conversion proceeds will be $5.2 million, reflecting conversion expenses of approximately $756,000.  The ESOP will represent 7.0 percent of the gross shares issued, or 42,000 shares at $10 per share, totaling $420,000.  The Association also plans to establish a Stock Award Plan, representing 3.0 percent of the gross shares issued or 18,000 at $10 per share, subject to shareholder approval.  The Association’s net proceeds will be invested in residential and commercial real estate loans and initially invested in short term investments.  The Association may also use the proceeds to expand services, expand operations, diversify into other businesses, or for any other purposes authorized by law.

Sunnyside Federal has seen a moderate decrease in deposits over the past four years with deposits decreasing 12.1 percent from December 31, 2008, to December 31, 2011, and then increasing 6.4 percent from December 31, 2011, to December 31, 2012.  The Association has focused on increasing its commercial loans with lesser dollar increases in all other loan categories during the past four years, monitoring its earnings and monitoring its nonperforming assets.  Equity to assets increased from 6.00 percent of assets at December 31, 2008, to 7.26 percent at December 31, 2011, and then decreased to 6.61 percent at December 31, 2012, influenced by a strong rise in assets.

Sunnyside Federal’s primary lending strategy has been to focus on the origination of one-to four-family loans, commercial real estate loans, multi-family loans, home equity loans, and commercial loans.

Sunnyside Federal’s share of one- to four-family loans has increased from 86.3  percent of gross loans at December 31, 2011, to 86.4 percent at December 31, 2012.  Commercial real estate loans and multi-family loans decreased slightly from 11.5 percent of gross loans at December 31, 2011, to 10.4 percent at December 31, 2012.  Home equity loans decreased slightly from 1.9 percent to 1.8 percent from December 31, 2011, to December 31, 2012.  All types of mortgage loans as a group decreased slightly from 99.7 percent of gross loans at December 31, 2011, to 98.6 percent at December 31, 2012.  The decrease in mortgage loans was offset by the Association’s modest increase in commercial loans.  The Association’s share of consumer and commercial loans witnessed an increase in their share of loans from 0.3 percent at December 31, 2011, to 1.4 percent at December 31, 2012.  Consumer loans decreased from 0.3 percent at December 31, 2011, to 0.2 percent at December 31, 2012.  Commercial loans increased from zero at December 31, 2011, to 1.2 percent at December 31, 2012.

Management’s internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain higher general valuation allowances.  At December 31, 2011, Sunnyside Federal had $313,000 in its loan loss allowance or 0.80 percent of gross loans, which increased to $314,000 and represented a lower 0.78 percent of gross loans at December 31, 2012, due to the Association’s increase in loans.

Interest income from loans and investments has been the primary basis of earnings with the net interest margin being the key determinant of net earnings.  With a dependence on net interest margin for earnings, current management will focus on strengthening the

Association’s net interest margin without undertaking excessive credit risk and will not pursue any significant change in its interest rate risk position.

PERFORMANCE OVERVIEW

Sunnyside Federal’s financial position for the two most recent fiscal years ended December 31, 2012, is highlighted through the use of selected financial data in Exhibit 5.  Sunnyside Federal has focused on maintaining its allowance for loan loss, controlling its overhead ratio, increasing its loans and deposits, increasing its investments, and striving to control its net interest margin.  Sunnyside Federal has experienced a modest increase in assets from December 31, 2011, to December 31, 2012, with similar increases in loans and deposits, a modest decrease in equity and a moderate increase in investments over the same period.  Assets, loans and deposits have all increased from December 31, 2011, to December 31, 2012, after moderate decreases from December 31, 2008, to December 31, 2011.

Sunnyside Federal experienced an increase in assets of $4.8 million or 5.4 percent for the period of December 31, 2011, to December 31, 2012.  The Association’s net loan portfolio, including mortgage loans and nonmortgage loans, increased from $38.9 million at December 31, 2011, to $39.9 million at December 31, 2012, and represented a total increase of $1.0 million, or 2.6 percent.

Sunnyside Federal has pursued obtaining funds through deposits with no use of FHLB advances since 2010.  The Association’s competitive rates for deposits in its local market in conjunction with its focus on service have been the sources and strategies for attracting retail deposits.  Deposits increased a moderate 6.4 percent from December 31, 2011, to December 31, 2012.  The Association has not pursued an aggressive deposit pricing program.  The Association’s FHLB advances were zero at December 31, 2011, and at December 31, 2012.

Sunnyside Federal has witnessed a decrease in its equity amount and equity ratio from December 31, 2011, to December 31, 2012.  At December 31, 2011, the Association had equity of $6.5 million representing a 7.26 percent equity to assets ratio and then decreased to $6.2 million by December 31, 2012, representing a lower 6.61 percent equity to asset ratio, with the decrease due to the Association’s loss in 2012 combined with an increase in assets.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Sunnyside Federal, reflecting the Association’s income and expense trends.  This table provides key income and expense figures in dollars for the fiscal years of 2011 and 2012.

Sunnyside Federal has experienced an overall decrease in its dollar level of interest income from fiscal year ended December 31, 2011, to December 31, 2012, due to the Association’s decrease in yield on interest-earning assets.  Interest income decreased from $3.2 million in 2011 to $2.8 million in 2012.  In fiscal year 2012, interest income decreased $421,000 or 13.2 percent to $2.8 million.

The Association’s interest expense experienced a similar trend, also decreasing from fiscal year 2011 to 2012.  Interest expense decreased $65,000 or 8.4 percent, from 2011 to 2012, compared to a dollar decrease in interest income of $421,000 or 13.2 percent, for the same time period.  This resulted in a moderate dollar decrease in annual net interest income of $356,000 or 14.5 percent for the fiscal year ended December 31, 2012, compared to fiscal year 2011, and a moderate decrease in the net interest margin ratio and the net interest spread ratio.

The Association has made provisions for loan losses in one of the past two fiscal years of 2011 and 2012.  The amounts of provisions were determined in recognition of the Association’s nonperforming assets, charge-offs, repossessed assets and lending activity.  The loan loss provisions were $9,000 and zero in the fiscal years ended December 31, 2011 and 2012, respectively.  The impact of these loan loss provisions has been to provide Sunnyside Federal with a general valuation allowance of $314,000 at December 31, 2012, or 0.78 percent of gross loans and was not meaningful as a ratio to nonperforming assets, due to the Association’s absence of nonperforming assets.

Total other income or noninterest income, including gains and losses, increased from fiscal year 2011 to 2012.  The Association had noninterest income of $193,000 in 2011 and $234,000 in 2012, resulting in an increase in noninterest income of $41,000 or 21.2 percent.  Noninterest income represented 0.22 percent of assets in 2011 and 0.26 percent of assets in 2012.  Noninterest income consists primarily of fees and charges, gain on sale of securities and income from the Association’s bank-owned life insurance.

The Association’s general and administrative expenses or noninterest expenses decreased from $2,488,000 for the fiscal year of 2011 to $2,463,000 for the fiscal year of 2012.  The dollar decrease in noninterest expenses was $25,000 from 2011 to 2012, representing a percentage decrease of 1.0 percent.  On a percent of average assets basis, operating expenses decreased slightly from 2.74 percent of average assets for the fiscal year ended December 31, 2011, to 2.72 percent for the fiscal year ended December 31, 2012, which was lower than the current industry average of approximately 3.14 percent.

The net earnings position of Sunnyside Federal has indicated modest earnings in fiscal year 2011 and a modest loss in fiscal year 2012.  The annual net income figures for the past two fiscal years of 2011 and 2012 were $125,000 and $(320,000), representing returns on average assets of 0.14 percent and (0.35) percent, respectively.

Exhibit 7 provides the Association’s normalized earnings or core earnings for the twelve months ended December 31, 2012.  The Association’s normalized earnings eliminate any nonrecurring income and expense items.  There was one core adjustment for the fiscal year ended December 31, 2012.  An amount of $48,000 in pre-tax gains on securities was deducted from net income before tax, increasing the loss to a core loss of $352,000 and resulting in a core ROAA of a negative 0.38 percent.

The key performance indicators comprised of selected operating ratios, asset quality ratios and equity ratios are shown in Exhibit 8 to reflect the results of performance.  The Association’s return on assets decreased from 0.14 percent in fiscal year 2011, to (0.35) percent in fiscal year 2012.

The Association’s average net interest rate spread decreased from 2.99 percent in fiscal year 2011 to 2.53 percent in fiscal year 2012, representing a decrease of 46 basis points.  The Association’s net interest margin indicated a similar trend, decreasing from 3.02 percent in fiscal year 2011 to 2.56 percent in fiscal year 2012, representing a decrease of 46 basis points.

The Association’s return on average equity decreased from 2011 to 2012.  The return on average equity decreased from 1.97 percent in 2011 to (4.97) percent in fiscal year 2012.

Sunnyside Federal’s ratio of average interest-earning assets to average interest-bearing liabilities increased modestly from 97.30 percent at December 31, 2011, to a higher 103.61 percent at December 31, 2012.

The Association’s ratio of noninterest expenses to average assets decreased from 2.74 percent in fiscal year 2011, to a slightly lower 2.72 percent in fiscal year 2012.  Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income referred to as the “efficiency ratio.”  The thrift industry norm is 58.56 percent with the lower the ratio indicating higher efficiency.  The Association has been characterized with a modestly lower level of efficiency in the past, reflected in its higher efficiency ratio, which increased from 93.97 percent in 2011 to 105.63 percent in 2012.  The average efficiency ratio for thrift institutions with assets less than $100 million is a higher 85.3 percent.

Earnings performance can be affected by an institution’s asset quality position.  The ratio of nonperforming assets to total assets is a key indicator of asset quality.  Sunnyside Federal witnessed no change in its nonperforming asset ratio from fiscal year 2011 to 2012 which remained at zero.  By definition, nonperforming assets consist of loans delinquent 90 days or more, nonaccruing loans and repossessed assets.  The Association’s allowance for loan losses to loans was 0.78 percent at December 31, 2012, resulting primarily from the Association’s growth in loans in 2012, with a minimal rise in allowance for loan losses.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the fiscal year of 2012.  In fiscal year 2012, net interest income decreased $356,000, due to a decrease in interest income of $421,000, reduced by a $65,000 decrease in interest expense.  The decrease in interest income was due to a decrease due to rate of $379,000, accented by a decrease due to volume of $42,000.  The decrease in interest expense was due to a decrease due to rate of $68,000, reduced by an increase due to volume of $3,000.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended December 31, 2011 and 2012, can be seen in Exhibit 10, which offers a summary of key yields on interest-earning assets and costs of interest-bearing liabilities.

Sunnyside Federal’s weighted average yield on its loan portfolio decreased 17 basis points from fiscal year 2011 to 2012, from 5.52 percent to 5.35 percent.  The yield on investment securities decreased 41 basis points from fiscal year 2011 to 2012, from 2.01 percent to 1.60 percent.  The yield on mortgage-backed securities decreased 100 basis points from fiscal year 2011 to 2012, from 2.81 percent to 1.81 percent.  The yield on interest-bearing deposits and fed funds increased 11 basis points from fiscal year 2011 to 2012, from 0.24 percent to 0.35 percent.  The Association’s yield on interest-earning assets decreased from 3.93 percent in 2011 to 3.39 percent in 2012 or 54 basis points and decreased another 15 basis points to 3.24 percent at December 31, 2012.

Sunnyside Federal’s weighted average cost of interest-bearing liabilities decreased 8 basis points from 0.94 percent in fiscal year 2011 to 0.86 percent in fiscal year 2012, which was less than the Association’s 54 basis point decrease in yield on interest-earning assets, resulting in a decrease in the Association’s interest rate spread of 46 basis points from 2.99 percent to 2.53 percent from 2011 to 2012.  The Association’s cost of interest-bearing liabilities continued to decrease from 0.86 percent for fiscal year 2012 to 0.82 percent at December 31, 2012, or 4 basis points, which was less than the corresponding decrease in yield on interest-earning assets which decreased 15 basis points to 3.24 percent, resulting in an 11 basis point decrease in interest rate spread from 2.53 percent in 2012 to 2.42 percent at December 31, 2012.  The Association’s net interest margin decreased from 3.02 percent in fiscal year 2011 to 2.56 percent in fiscal year 2012.

INTEREST RATE SENSITIVITY

Sunnyside Federal has monitored its interest rate sensitivity position and focused on maintaining a stronger equity position and maintaining a moderate balance of rate sensitive assets by originating a modest share of adjustable-rate mortgage loans and maintaining a modest balance of short-term and adjustable-rate mortgage-backed securities.  Sunnyside Federal recognizes the thrift industry’s historically higher interest rate risk exposure, which caused a negative impact on earnings and market value of portfolio equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past.  Such exposure was due to the disparate rate of maturity and/or repricing of assets relative to liabilities commonly referred to as an institution’s “gap.”  The larger an institution’s gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in market value of equity or portfolio loss.  In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position.  This frequently results in a decline in the institution’s net interest margin and overall earnings performance.

The Association measures its interest rate risk through the use of its net interest income level (“NII”) and change over a one-year period.  The NII level and change in NII for the Association is calculated on a quarterly basis by an outside firm, showing the level of the NII and change in NII for the Association under rising and falling interest rates.  Such change in NII under changing rates is reflective of the Association’s interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates.  Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, deposit maturities, interest rate caps on adjustable-rate mortgage loans and deposit withdrawals.

Exhibit 11 provides the Association’s level of net interest income as of December 31, 2012, and the change in the Association’s net interest income under rising and declining interest rates. The focus of this exposure table is a 200 basis points change in interest rates either up or down.

The Association’s change in its NII at December 31, 2012, based on a rise in interest rates of 100 basis points was a 0.10 percent decrease, representing a dollar decrease in net interest income of $20,000.  In contrast, based on a decline in interest rates of 100 basis points, the Association’s NII was estimated to decrease 4.70 percent or $100,000 at December 31, 2012.  The Association’s change in NII, based on a 200 basis point rise in rates was a 2.01 percent decrease or $64,000.

The Association is aware of its minimal interest rate risk exposure to its net interest income under rapidly rising rates and falling rates.  Due to Sunnyside Federal’s desire to control its interest rate exposure, the Association plans to become more active in the sale of fixed-rate one- to four-family mortgage loans.

LENDING ACTIVITIES

Sunnyside Federal has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings with modest activity in commercial real estate loans, multi-family loans, home equity loans, commercial business loans and consumer loans.  Exhibit 12 provides a summary of Sunnyside Federal’s loan portfolio, by loan type, at December 31, 2011 and 2012.

Residential loans secured by one- to four-family dwellings was the primary loan type, representing 86.4 percent of the Association’s gross loans as of December 31, 2012.  This share has seen a slight increase from 86.3 percent at December 31, 2011.  The second largest individual loan category was commercial real estate and multi-family loans, which represented 10.4 percent of loans at December 31, 2012, decreasing from 11.5 percent at December 31, 2011.  The third largest loan type as of December 31, 2012, was home equity loans, which comprised a 1.8 percent share of gross loans, compared to a larger 1.9 percent as of December 31, 2011.  The commercial business loan category was the fourth largest loan type at December 31, 2012, which represented 1.2 percent of gross loans, compared to zero at December 31, 2011.  The final loan category was consumer loans, which represented 0.2 percent of gross loans at December 31, 2012, down from 0.3 percent at December 31, 2011.  The three real estate loan categories represented 98.6 percent of gross loans at December 31, 2012, compared to a larger 99.7 percent of gross loans at December 31, 2011.

Commercial loans represented a minimal size loan category for Sunnyside Federal with regard to the amount of loans.  These loans totaled $500,000 and represented 1.2 percent of total loans at December 31, 2012, compared to zero at December 31, 2011.

The other consumer loan category was the remaining loan category at December 31, 2012, and represented a minimal 0.2 percent of gross loans compared to .03 percent at December 31, 2011.  The primary types of consumer loans are savings account loans, and secured and unsecured personal loans.  Consumer loans were the smallest overall loan type at December 31, 2012, and also the smallest loan type at December 31, 2011.

The overall mix of loans has witnessed minimal changes from December 31, 2011, to December 31, 2012, with the Association having increased its balance of loans due to rises in one- to four-family loans and commercial business loans.

The emphasis of Sunnyside Federal’s lending activity is the origination of conventional mortgage loans secured by one- to four-family residences.  Such residences are located in Sunnyside Federal’s lending market area which includes all of Westchester, Putnam and Rockland Counties in New York.  At December 31, 2012, 86.4 percent of Sunnyside Federal’s gross loans consisted of loans secured by one- to four-family residential properties.

The Association originates five-year adjustable-rate mortgage loans (“ARMs”) and fixed-rate mortgage loans.  The Association’s ARM loans have an initial term of five years and adjust thereafter.  The maximum rate adjustment for ARMs is 2.0 percent per adjustment period and 6.0 percent over the life of the loan.  The Association’s ARMs have a normal term of thirty years.

The Association’s fixed-rate one- to four-family mortgage loans have normal terms of 15 to 30 years.  The Association does not currently sell any of its one- to four-family fixed-rate loans in the secondary market.  The Association does plan to begin selling its newly originated fixed-rate one- to four-family loans in the secondary market, focused on selling those loans with terms of 15 years or longer.  Such plan will be contingent on market conditions.  Historically, the majority of Sunnyside Federal’s one-to four-family mortgage loan portfolio has been fixed-rate mortgage loans, which represented 66.8 percent of one-to four-family mortgage loans at December 31, 2012, with 33.2 percent being ARMs.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80 percent at Sunnyside Federal, even though the Association will grant loans with up to a 95 percent loan to value ratio.  Private mortgage insurance is generally required for loans with a loan-to-value ratio in excess of 80.0 percent. Mortgage loans originated by the Association include due-on-sale clauses enabling the Association to adjust rates on fixed-rate loans in the event the borrower transfers ownership.  The Association normally exercises its rights under these clauses.

Sunnyside Federal has also been an active originator of commercial real estate and multi-family loans.  The Association will continue to make commercial real estate and multi-family loans as part of its strategy to strengthen its yield on loans.  The Association had a total of $4.2 million in commercial real estate, multi-family and nonowner-occupied one- to four-family loans at December 31, 2012, or 10.4 percent of gross loans, compared to $4.5 million or 11.5 percent of gross loans at December 31, 2011.  Most of the commercial real estate loans are secured by office buildings, retail stores, apartments, warehouses, churches and other commercial properties and are located in the Association’s primary market area.

The smallest category of real estate loans is home equity lines of credit, which totaled only $701,000 at December 31, 2012, down from $741,000 December 31, 2011.  The Association will continue to originate home equity lines of credit to owners on properties located in the Association’s market area.  Home equity lines of credit are made with fixed- or adjustable-rate loans with combined loan-to-value ratios of 90.0 percent on owner-occupied residences.

The Association also originates commercial business loans to area businesses which totaled $500,000 and represented 1.2 percent of loans at December 31, 2012, up from zero at December 31, 2011.  Such business loans are either term loans or lines of credit and are generally secured by equipment, inventory and accounts receivable.  Consumer and other loans originated consist primarily of secured and unsecured personal loans, and savings account loans and represented only $71,000 or 0.2 percent of gross loans at December 31, 2012, down from $123,000 or 0.3 percent of loans at December 31, 2011.

Exhibit 13 provides a loan maturity schedule for Sunnyside Federal at December 31, 2012.  The Association has a lower 14.5 percent of its loans at December 31, 2012, due in 5 years or less and a much larger 85.5 percent due in 10 to 30 years.  The Association has a predominance of fixed-rate loans versus adjustable-rate loans, with fixed-rate loans representing 69.2 percent of loans compared to 30.8 percent in adjustable-rate loans.  One- to four-family loans have a slightly higher 33.2 percent share of loans in adjustable-rate loans at December 31, 2012.

As indicated in Exhibit 14, Sunnyside Federal indicated a predominance of one- to four-family loan originations.  One- to four-family loan originations totaled $7.1 million in fiscal year ended December 31, 2012, and represented 93.1 percent of total loan originations and totaled $3.8 million in fiscal 2011 and represented 92.7 percent of total loan originations.  The second largest loan origination category in 2012 was other loans, which totaled $511,000 and represented 6.7 percent of total originations followed by home equity loans, which totaled $14,000 and represented a lesser 0.2 percent of total loan originations.  In 2011, the second largest loan category was home equity loans, which totaled $161,000 and represented 4.0 percent of total originations, followed by other loans, which totaled $111,000 and represented 2.7 percent of total loan originations.

The Association had $7.7 million in loan originations in fiscal 2012, and $1.9 million in loan purchases and no loan sales, resulting in a net increase in loans of $964,000 or 2.5 percent.  In 2011, the Association had $4.1 million in loan originations with no loan purchases or sales, resulting in a net decrease in loans of $4.8 million or 10.9 percent.

NONPERFORMING ASSETS

Sunnyside Federal understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets including real estate owned.  The quality of assets has been a key concern to financial institutions throughout many regions of the country.  A number of financial institutions have been confronted with increases in their nonperforming assets and have been forced to recognize losses by setting aside higher valuation allowances.  A sharp increase in nonperforming assets has often been related to specific regions of the country and has frequently been associated with higher risk loans in growing metropolitan markets.  Sunnyside Federal has also been faced with a rise in delinquent loans and nonperforming assets.

On a monthly basis, Sunnyside Federal’s management reviews all loans delinquent 30 days or more, to assess their collectibility and to initiate any direct contact with borrowers.  When a loan is delinquent 15 days, the Association sends the borrower a late payment notice, and follow-up notices are sent every 15 days thereafter.  The Association then initiates both written and oral communication with the borrower to determine the reason for nonpayment and discuss future payments.  When the loan becomes delinquent at least 90 days, the Association will place the loan on a nonaccrual status.  The chief executive is then responsible for taking further action on a case-by-case basis and reviews the loan with the board each month.  Generally, the Association will contact their attorney to initiate foreclosure proceedings.  If the loan is reinstated, foreclosure proceedings will be discontinued, and the borrower will be permitted to make payments.  The loan will remain on nonaccrual status until a timely repayment history of six months has been established.

The Association does not normally accrue interest on loans past due 90 days or more.  Most loans delinquent 90 days or more are placed on a nonaccrual status.

Exhibit 15 provides a summary of Sunnyside Federal’s delinquent loans at December 31, 2011 and 2012.  Delinquent loans include loans 30 to 89 days past due and loans 90 days or more past due.  The Association had $246,000 in delinquent loans at December 31, 2012.  The delinquent loans consisted of $246,000 in one- to four-family loans in loans 30 to 89 days past due with no loans 90 days or more past due.  At December 31, 2011, Sunnyside Federal had no delinquent loans comprised of 90 days or more.

Exhibit 16 provides a summary of Sunnyside Federal’s nonperforming assets at December 31, 2011 and 2012.  By definition, nonperforming assets consist of nonaccrual loans, loans delinquent 90 days or more and real estate owned including other repossessed assets.  The Association has historically carried a minimal or no balance of nonperforming assets.  At December 31, 2012, Sunnyside Federal’s nonperforming assets were zero. Sunnyside Federal’s nonperforming assets were also zero at December 31, 2011.  The nonperforming assets in 2011 consisted of a one- to four-family troubled debt restructuring.

Sunnyside Federal’s nonperforming assets were similar to its classified assets.  The Association’s classified assets were $121,000 at December 31, 2012 (reference Exhibit 17).  The Association’s classified assets consisted of $121,000 in substandard assets, with no assets classified as doubtful or loss.  The Association had no classified assets in 2011.  The Association had $1,974,000 in special mention assets at December 31, 2012, and a similar $1,894,000 at December 31, 2011.

Exhibit 18 shows Sunnyside Federal’s allowance for loan losses for fiscal years ended December 31, 2011 and 2012, indicating the activity and the resultant balances.  Sunnyside Federal has experienced minimal change in its balance of allowance for loan losses from $313,000 at December 31, 2011, to $314,0000 at December 31, 2012.  The balance in allowance for loan losses increased at December 31, 2012, due to recoveries of $1,737 in 2012.  The Association had no provisions or charge-offs in 2012, compared to provisions of $9,214 and no charge-offs in 2011.  The Association had recoveries of $1,737 in 2012 and $4,512 in 2011.  The Association’s ratio of allowance for loan losses to gross loans decreased from 0.80 percent at December 31, 2011, to 0.78 percent at December 31, 2012, due to loan growth.  The ratio of allowance for loan losses to nonperforming loans was not meaningful, due to the absence of nonperforming loans.

INVESTMENTS

The investment securities portfolio of Sunnyside Federal is comprised of U.S. government and federal agency securities, municipal securities, and FHLB stock.  The Association had $43.4 million in investment securities at December 31, 2012, excluding FHLB stock, and $30.2 million at December 31, 2011.  The Association had FHLB stock of $201,120 at December 31, 2012, and $218,220 at December 31, 2011.  The Association also had $5.4 million in cash and cash equivalents at December 31, 2012.  The Association’s investments had a weighted average yield of 3.39 percent for the year ended December 31, 2012, compared to a higher 3.94 percent for the year ended December 31, 2011.

DEPOSIT ACTIVITIES

The change in the mix of deposits from December 31, 2011, to December 31, 2012, is provided in Exhibit 19.  There has been a modest change in total deposits and a minimal change in the deposit mix during this period.  Certificates of deposit witnessed an increase in their share of total deposits, rising from 46.8 percent of total deposits at December 31, 2011, to a higher 47.1 percent of total deposits at December 31, 2012.  This trend is in contrast to the industry which witnessed a modest decrease in the share of certificates.  The share of certificates of deposit for the Association is lower than the industry average of 60.5 percent. The major component of certificates had rates of less than 2.0 percent and represented 63.1 percent of certificates at December 31, 2012.  Regular passbook savings accounts decreased in dollar amount from $28.2 million to $28.0 million, and their share of total deposits decreased from 34.2 percent to 33.9 percent from December 31, 2011, to December 31, 2012.  NOW checking accounts increased in dollar amount from $8.6 million to $9.0 million, and their share of total deposits increased from 10.5 percent to 11.0 percent from December 31, 2011, to December 31, 2012.

Exhibit 20 shows the breakdown of certificates of deposit by rate.  These certificates totaled $38,762,000 at December 31, 2012, and represented 47.1 percent of deposits.  The major share of these certificates had rates of less than 2.0 percent, representing 63.1 percent of certificates, down from 66.9 percent at December 31, 2011, followed by certificates with rates of 2.00 percent to 2.99 percent and representing 23.6 percent of certificates in 2012 and 16.2 percent in 2011.

Exhibit 21 shows the Association’s breakdown in certificates of deposit by maturity at December 31, 2012.  Sunnyside Federal has a strong 51.8 percent of its certificates of deposit maturing in less than one year and another 20.2 percent maturing in one to two years.  The Association had a relatively strong 28.0 percent in certificates of deposits with maturities of over two years.

BORROWINGS

Sunnyside Federal has relied on retail deposits as its primary source of funds and has not made use of FHLB advances during the past two fiscal years.

SUBSIDIARIES

Sunnyside Federal has no active subsidiaries.

OFFICE PROPERTIES

Sunnyside Federal has one full service office located in Irvington, Westchester County, New York (reference Exhibit 22).  Sunnyside Federal owns its home office.  The Association’s net investment in its office premises totaled $1.6 million or 1.7 percent of assets at December 31, 2012.

MANAGEMENT

The president and chief executive officer of Sunnyside Federal is Timothy D. Sullivan, who is also a director.  Mr. Sullivan joined the Association in 2008 and has served the Association as president and chief executive officer since 2008 (reference Exhibit 23).  Mr. Sullivan also became a director of the Association in 2008.  The other executive officers of the Association are Ms. Gerardina Mirtuono, senior vice president and chief operating officer, positions she has held since 2009, and Mr. Gerard A. Iervolino, vice president and chief financial officer, positions he has held since 2012.

II.                                   DESCRIPTION OF PRIMARY MARKET AREA

Sunnyside Federal’s market area encompasses the Towns of Greenburgh, Ossining and Mount Pleasant in Westchester County, New York.  The Association only has one office, which is located in Irvington, New York, but it also serves area villages of Tarrytown and Sleepy Hollow.

Exhibit 24 provides a summary of key demographic data and trends for the Towns of Greenburgh, Ossining and Mount Pleasant, Westchester County, New York and the United States.  From 2000 to 2010, population increased in all areas.  The population increased by 1.9 percent in Greenburgh, by 3.1 percent in Ossining, 1.2 percent in Mount Pleasant, 2.8 percent in Westchester County, by 2.1 percent in New York and by 9.7 percent in the United States.  Projections indicate that population will continue to increase in all three Towns, Westchester County, New York and the United States through 2017, at minimal rates ranging from 0.3 percent in Ossining to 4.9 percent in the United States.

All entities experienced increases in households from 2000 to 2010.  During those ten years, the number of households increased in Greenburgh by 1.4 percent, in Ossining by 2.8 percent, in Mount Pleasant by 4.1 percent, in Westchester County by 3.0 percent, in New York by 3.7 percent and in the United States by 10.7 percent.  The trend in household growth from 2010 to 2017 indicates projected  increases in Greenburgh and Mount Pleasant of 1.2 percent and 0.6 percent, respectively, a decrease in households in Ossining of 0.2 percent, an increase of households in Westerchester County of 1.6 percent, and increases in households in New York of 2.8 percent and in the United States of 5.1 percent.

In 2000, Greenburgh had the highest per capita income level of $43,778, while Ossining, Mount Pleasant and Westchester County had per capita income levels of $34,195, $35,468 and $36,726, respectively.  New York and the United States had 2000 per capita income levels of $23,389 and $21,587, respectively.  From 2000 to 2010, per capita income increased in all areas. Greenburgh’s per capita income increased from 2000 to 2010 by 27.6 percent to $55,867.  Per capita income increased by 23.5 percent in Ossining to $42,222, by 30.8 percent in Mount

Pleasant to $46,392, by 27.4 percent in Westchester County to $46,777, by 33.4 percent in New York to $31,206 and by 20.7 percent to $26,059 in the United States.

The 2000 median household income levels of all three Towns were higher than Westchester County, New York and the United States, with median household levels of $80,379, $65,485 and $81,072 in the Towns of Greenburgh, Ossining and Mount Pleasant, respectively, compared to $65,582 in Westchester County, $43,393 in New York and $41,994 in the United States.  From 2000 to 2010, median household income increased in all areas, with Greenburgh indicating a 32.8 percent increase to $106,765, compared to a 26.9 percent increase to $83,068 in Ossining, a 27.9 percent increase to $103,694 in Mount Pleasant, a 24.6 percent increase to $79,228 in Westchester County, a 29.0 percent increase to $55,972 in New York and a 19.2 percent increase to $50,046 in the United States.  From 2010 to 2017, median household income levels are projected to increase by 1.2 percent in Greenburgh, by 13.6 percent in Ossining, by 2.7 percent in Mount Pleasant, by 9.7 percent in Westchester County, by 12.5 percent in New York and by 13.7 percent in the United States.  Based on those rates of increase, by 2017, median household income is projected to be $108,098 in Greenburgh, $94,367 in Ossining, $106,478 in Mount Pleasant, $86,946 in Westchester County, $62,961 in New York, and $56,895 in the United States.

Exhibit 25 provides a summary of key housing data for the Towns of Greenburgh, Ossining and Mount Pleasant, Westchester County, New York and the United States.  In 2000,  Westchester County had a lower rate of owner-occupancy of 60.1 percent, compared to Greenburgh at 69.8 percent, Ossining at 63.8 percent and Mount Pleasant at 72.0 percent.  New York and the United States had owner occupancy rates of 53.0 percent and 66.2 percent, respectively, in 2000.  As a result, all three Towns supported lower levels of renter-occupied housing compared to Westchester County and New York.  In 2010, owner-occupied housing increased in  Greenburgh, Ossining, Westchester County and New York to 72.7 percent, 64.2 percent, 61.6 percent and 53.3 percent, respectively.  Owner-occupancy decreased in Mount Pleasant and the United States to 70.5 percent and 65.4 percent, respectively.  Conversely, the renter-occupied rates decreased in Greenburgh, Ossining, Westchester County and New York to 27.3 percent, 35.8 percent, 38.4 percent and 46.7 percent, while Mount Pleasant and the United States indicated increases in renter-occupied housing at 29.5 percent and 34.6 percent, respectively.

All three Towns and Westchester County’s 2000 median housing values were higher than both New York’s and that of the United States at $331,900, $264,200, $349,800 and $325,800 in Greenburgh, Ossining, Mount Pleasant and Westchester County, respectively, compared to New York’s median housing value of $148,700 and the United States at a lower $119,600.  The 2000 median rent levels ranged from a low of $839 in Westchester County to a high of $1,010 in Greenburgh, compared to lower median rent levels of $672 in New York and $602 in the United States.  In 2010, median housing values had increased to $556,500, $462,400, $637,600 and $530,000 in Greenburgh, Ossining, Mount Pleasant and Westchester County, respectively, compared to $249,400, in New York and $179,900 in the United States.  The 2010 median rent values were $1,445, $1,385, $1,415 and $1,273 in Greenburgh, Ossining, Mount Pleasant and Westchester County, compared to $1,047 in New York and $855 in the United States.

In 2000, the services industry and wholesale/retail industry provided the first and second highest sources of employment, respectively, for Ossining and Mount Pleasant, similar to Westchester County, New York and the United States, while the finance industry was the second highest source of employment in Greenburgh and wholesale/retail industry the third.  The finance industry was the third highest employer in Ossining, Mount Pleasant and Westchester County, with manufacturing providing the third highest source of employment in New York and the United States.  The services industry accounted for 57.8 percent, 56.7 percent, 53.9 percent, 54.2 percent, 52.2 percent and 46.7 percent of employment in Greenburgh, Ossining, Mount Pleasant, Westchester County, New York and the United States, respectively.  The wholesale/retail sector provided 11.2 percent, 11.1 percent, 11.6 percent, 12.7 percent, 13.9 percent and 15.3 percent of employment in the three

Towns, Westchester County, New York and the United States, respectively.  The finance/insurance sector provided 11.4 percent, 10.8 percent, 9.7 percent and 11.2 percent of employment in the three Towns and Westchester County compared to lesser percentages of 8.8 percent and 3.1 percent in New York and the United States, respectively.  Manufacturing accounted for 10.0 percent of employment in New York and 14.1 percent employment in the United but accounted for lesser amounts of 5.7 percent, 5.9 percent, 7.6 percent and 6.4 percent in Greenburgh, Ossining, Mount Pleasant and Westchester County, respectively.

In 2010, the major source of employment in all areas by industry sector, based on share of employment, was the services sector with 63.0 percent of employment in Greenburgh, 59.8 percent of employment in Ossining, 56.9 percent of employment in Mount Pleasant, 58.4 percent of employment in Westchester County, 57.2 percent of employment in New York and 51.2 percent of employment in the United States (reference Exhibit 26).  The finance/insurance sector or wholesale/retail sector were the second major employment sources in Greenburgh, Mount Pleasant and Westchester County while New York’s second largest employment came from the wholesale/retail sector, and the manufacturing sector was the second major employment source in the United States.  Ossining had a higher amount of employment provided by the construction sector, with the finance/insurance sector providing the third highest amount of employment.  The finance/insurance sector was the third major employment sector in New York, and wholesale/retail was the third largest employment sector in the United States.  The agriculture/mining sector, construction sector, manufacturing sector, transportation/utilities sector, and the information sector combined to provide 17.7 percent of employment in Greenburgh, 19.7 percent in Mount Pleasant, 18.9 percent in Westchester County and 21.1 percent in New York, whereas the agriculture, construction, transportation/utilities, information and finance sectors provided 19.0 percent of employment in the United States.

Some of the largest employers in the area are listed below.

		Number of
Employer	Business	Employees
IBM	Computer equipment	2,500
Morgan Stanley	Security brokers/dealers	1,800
Pepsi Co., Inc.	Bottled/canned soft drinks	1,500
Sound Shore Medical Cntr.	General hospital	1,400
IBM Watson Research Cntr.	Physical/biological research	1,310
White Plains Hospital Cntr.	Medical office/clinics	1,300
Pepsi Bottling Co.	Bottled/canned soft drinks	1,200
Phelps Memorial Hosp.	Psychiatric hospital	1,000
Northern Westchester Hosp.	General hospital	1,000
Riverside/St. John’s Hosp.	General hospital	1,000
New York United Hospital	General hospital	1,000
St. Joseph’s Medical Cntr.	General hospital	935
New York Life	Life insurance	900

Unemployment rates are another key economic indicator.  Exhibit 27 shows the unemployment rates in Westchester County, New York and the United States in 2008 through 2012.  Westchester County has been characterized by lower unemployment rates when compared to both New York and the United States.  In 2008, Westchester County had an unemployment rate of 4.8 percent, compared to unemployment rates of 5.4 percent in New York and 5.8 percent in the United States.  Unemployment rates increased in 2009 to 7.2 percent in Westchester County, compared to increases to 8.4 percent in New York and to 9.3 percent in the United States.  In 2010, unemployment rates increased again to 7.3 percent in Westchester County and to 8.6 percent in New York, while the United States’ unemployment rate increased to 9.6 percent.  In 2011, all areas had unemployment rate decreases.  Westchester County had an unemployment rate of 6.8 percent, while New York and the United States decreased to 8.3 percent and 8.9 percent, respectively.  Through 2012, unemployment rates increased to 7.2 percent and 8.5 percent in Westchester County and New York but decreased to 8.1 percent  the United States, respectively.

Exhibit 28 provides deposit data for banks and thrifts in Westchester County.  The Association’s deposit base in the market area as of June 30, 2012, was nearly $82.0 million or a 0.9 percent share of the $9.3 billion total thrift deposits and a smaller 0.2 percent share of the total deposits, which were $49.9 billion as of June 30, 2012.  It is evident from the size of the thrift deposits and bank deposits that the market area has a large deposit base, with Sunnyside Federal having a minimal market penetration for both thrift deposits and total deposits.

Exhibit 29 provides interest rate data for each quarter for the years 2008 through 2012.  The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills.  Short term interest rates experienced a declining trend in 2008.  Rates have indicated minimal change or decreased in 2009, 2010 and 2011 and 2012.

SUMMARY

To summarize, the primary component of the Association’s market area, Westchester County, has experienced increases in population and households since 2000.  Such a pattern is projected to continue from through 2017.  Westchester County indicated higher per capita income levels and higher median household income levels than both New York and the United States.  In both 2000 and 2010, the median rent in Westchester County was higher than New York’s median rent as well as the national average.  In 2000 and 2010, Westchester County’s median housing values were much higher than both New York’s and the United States’ median housing values.

Westchester County has had lower unemployment rates compared to New York and the United States.  Finally, the market area is a competitive financial institution market dominated by banks with a June 30, 2012, total deposit base for banks and thrifts of $49.9 billion.

III.                              COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Association is the selection of an appropriate group of publicly traded thrift institutions, hereinafter referred to as the “comparable group.”  This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices.  The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Association’s pro forma value relative to the comparable group.  There is also a recognition and consideration of financial comparisons with all publicly traded, FDIC-insured thrifts in the United States and all publicly traded, FDIC-insured thrifts in the Northeast region and in New York.

Exhibits 30 and 31 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 183 publicly traded, FDIC-insured thrifts in the United States (“all thrifts”), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons.  Exhibits 30 and 31 also subclassify all thrifts by region, including the 54 publicly traded Northeast thrifts (“Northeast thrifts”) and the 11 publicly traded thrifts in New York (“New York thrifts”), and by trading exchange.  Exhibit 32 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between January 1, 2012, and  March 5, 2013.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of Sunnyside Federal as determinants for defining those parameters.  The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution’s operating philosophy and perspective.  The parameters established and defined are considered to be both reasonable and reflective of Sunnyside Federal’s basic operation.

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction.  As of March 5, 2013, two potential comparable group candidates had to be eliminated due to involvement in a merger/ acquisition as shown below.

Institution	State

WSB Holdings, Inc.	Maryland

CMS Bancorp, Inc.	New York

There were no pending merger/acquisition transactions involving thrift institutions in Sunnyside Federal’s city, county or market area, as indicated in Exhibit 33.

Mutual Holding Companies

The comparable group will not include any mutual holding companies.   The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49.0 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from  conventional, publicly traded companies.  As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly traded institutions.   In our opinion it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned.  Exhibit 34 presents pricing ratios and Exhibit 35 presents key financial data and ratios for the 42 publicly traded, FDIC-insured mutual holding companies in the United States.  All thrift institutions that were potential comparable group candidates, but were in the mutual holding company form were not considered.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the New York Stock Exchange, the American Stock Exchange, or the National Association of Securities Dealers Automated Quotation System (NASDAQ).  Such a listing indicates that an institution’s stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing.  Of the 183 publicly traded, FDIC-insured thrift institutions, excluding 42 mutual holding companies, 8 are traded on the New York Stock Exchange, 107 are listed on NASDAQ, 27 are traded on the OTC Bulletin Board and 41 are listed in the Pink Sheets.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering (“IPO”) date, which must be at least four quarterly periods prior to December 31, 2012, used in this Report, in order to insure at least four consecutive quarters of reported data as a publicly traded institution.  The resulting parameter is a required IPO date prior to January 1, 2012.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks.  Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to Irvington, including the western, north central and southwestern states.

The geographic location parameter consists of New York and its surrounding states as well as the states in the Midwest, Northeast and Southeast Regions.  To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions.  The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group.  The range of total assets for any potential comparable group institution was $750 million or less, due to the general similarity of asset mix and operating strategies of institutions in this asset range, compared to Sunnyside Federal, with assets of approximately $94.1 million.  Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 36 and 37 show the 32 institutions considered as comparable group candidates after applying the general parameters, with the shaded lines denoting the institutions ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 36.  The balance sheet ratios consist of the following:

1.                                        Cash and Investments/Assets

2.                                        Mortgage-Backed Securities/Assets

3.                                        One- to Four-Family Loans/Assets

4.                                        Total Net Loans/Assets

5.                                        Total Net Loans and Mortgage-Backed Securities/Assets

6.                                        Borrowed Funds/Assets

7.                                        Equity/Assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from Sunnyside Federal with regard to asset mix.  The balance sheet parameters also distinguish institutions with a significantly different capital position from Sunnyside Federal.  The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution’s equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

Sunnyside Federal’s ratio of cash and investments to assets was 14.98 percent at December 31, 2012, and is comparable to national and regional averages.  The Association’s investments consist of interest-bearing deposits, state, county and municipal obligations and U.S. government and agency obligations.  The Association has experienced a decrease in it share of cash and investments from 25.1 percent at December 31, 2011, to 14.9 percent at December 31, 2012 with a corresponding increase in mortgage-backed securities.  It should be noted that, for the purposes of comparable group selection, Sunnyside Federal’s $201,000 balance of Federal Home Loan Bank stock at December 31, 2012, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is fairly broad due to Sunnyside Federal’s higher historical balance, as well as the general volatility of this parameter and institutions’ varying liquidity options and approaches.  The range has been defined as 35.0 or less of assets, with a midpoint of 17.5 percent.

Mortgage-Backed Securities to Assets

At December 31, 2012, Sunnyside Federal’s ratio of mortgage-backed securities to assets was 36.94 percent, which was higher than the regional average of 11.7 percent and the national average of 10.0 percent for publicly traded thrifts.  Inasmuch as many institutions purchase mortgage-backed securities as an alternative to lending relative to cyclical loan demand and prevailing interest rates, this parameter is moderately broad at 40.0 percent or less of assets with a midpoint of 20.0 percent.

One- to Four-Family Loans to Assets

Sunnyside Federal’s lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings.  One- to four-family loans, including construction loans, represented 39.1 percent of the Association’s assets at December 31, 2012, which is lower than the national average of 40.4 percent.  The parameter for this characteristic is 65.0 percent or less of its assets in one- to four-family loans with a midpoint of 32.5 percent.

Total Net Loans to Assets

At December 31, 2012, Sunnyside Federal had a ratio of total net loans to assets of 42.4 percent and a similar three-year average of 43.9 percent, compared to the current national average of 67.0 percent and the regional average of 68.0 percent for publicly traded thrifts.  The Association’s trend indicates a declining ratio of total net loans to assets, impacted by the Association’s recently higher sales of fixed-rate one- to four-family loans.  The parameter for the selection of the comparable group is from 40.0 percent to 85.0 percent with a midpoint of 62.5 percent.  The wider range relates to the Association’s historical share of loans, as well as to the fact that, as the referenced national and regional averages indicate, many institutions also purchase varying volumes of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to Sunnyside Federal.

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, Sunnyside Federal’s shares of mortgage-backed securities to assets and total net loans to assets are 36.9 and 42.4 percent, respectively, for a combined share of 79.4 percent.  Recognizing the industry and regional ratios of 77.0 percent and 79.7 percent, respectively, of net loans and mortgage-backed securities to assets, the parameter range for the comparable group in this category is 60.0 percent to 90.0 percent, with a midpoint of 75.0 percent.

Borrowed Funds to Assets

Sunnyside Federal had no borrowed funds at December 31, 2012, or at December 31, 2011 and December 31, 2010.

The use of borrowed funds by some thrift institutions indicates an alternative to retail deposits and may provide a source of longer term funds for lending.  The federal insurance premium on deposits also increases the attractiveness of borrowed funds.  However, the institutional demand for borrowed funds has decreased, due to the low interest rate environment.  The use of borrowed funds as a longer term source of funds does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The range of borrowed funds to assets is 20.0 percent or less with a midpoint of 10.0 percent, consistent with the national average of 9.2 percent for publicly traded thrifts.

Equity to Assets

Sunnyside Federal’s equity to assets ratio as of December 31, 2012, was 6.6 percent.  After conversion, based on the midpoint value of $6.0 million, Sunnyside Federal’s equity is projected to stabilize in the area of 10.9 percent.

Based on those equity ratios, we have defined the equity ratio parameter to be 6.5 percent to 18.5 percent with a midpoint ratio of 12.5 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 37 presents five parameters identified as key indicators of Sunnyside Federal’s earnings performance and the basis for such performance both historically and during the year ended December 31, 2012.  The primary performance indicator is the Association’s return on average assets (ROAA).  The second performance indicator is the Association’s return on average equity (ROAE).  To measure the Association’s ability to generate net interest income, we have used net interest margin.  The supplemental source of income for the Association is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to assets.  The final performance indicator is the Association’s ratio of operating expenses or noninterest expenses to assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is the ROAA.  For the year ended December 31, 2012, Sunnyside Federal’s ROAA was a negative 0.35 percent based on net earnings after taxes and a negative 0.38 percent based on core or normalized earnings after taxes, as detailed in Item I of this Report and presented in Exhibit 7.  In 2011, the Association had a net ROAA of 0.14 percent.

In recognition of the differences between net and core income for many institutions, for consistency we have elected to base our ROAA analysis and comparison on core or normalized income for both Sunnyside Federal and the comparable group.  Considering the historical and current earnings performance of Sunnyside Federal, the range for the ROAA parameter based on core income has been defined as 1.0 percent or less with a midpoint of 50.0 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Association’s position.  This parameter does not provide as much meaning for a newly converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the newly converted thrift and the inability to accurately reflect a mature ROAE for the newly converted thrift relative to other stock institutions.

The ROAE for the Association on a pro forma basis at the time of conversion will be a negative 3.74 percent based on core income at the midpoint valuation.  Prior to conversion, the Association’s ROAE for the twelve months ended December 31, 2012, was a negative 5.04 percent based on net loss.  The ROAE for the year ended December 31, 2011, was 1.97 percent.  The parameter range for the comparable group, based on core income, is 8.5 percent or less with a midpoint of 4.25percent.

Net Interest Margin

Sunnyside Federal had a net interest margin of 2.43 percent for the year ended December 31, 2012, representing net interest income as a percentage of average interest-earning assets.  The Association’s range of net interest margin for the previous calendar years was 2.91 percent in 2010 and 3.14 percent in 2011 with a three-year average of 2.83 percent.

The parameter range for the selection of the comparable group is from a low of 2.00 percent to a high of 4.50 percent with a midpoint of 3.25 percent.

Operating Expenses to Assets

For the year ended December 31, 2012, Sunnyside Federal had a lower than average 2.69 percent ratio of operating expense to average assets.  The Association’s operating expense ratio was 2.62 percent in 2010 and 2.69 percent in 2011, with both of these ratios also below industry averages.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.00 percent to a high of 4.25 percent with a midpoint of 3.13 percent.

Noninterest Income to Assets

Sunnyside Federal has experienced an increase in noninterest income as a source of additional income.  The Association’s noninterest income to average assets was 0.26 percent for the year ended December 31, 2012, which is moderately below the average of 0.95 percent for publicly traded thrift institutions for the most recent four quarters.  Sunnyside Federal’s average ratio of noninterest income for the past three years has been 0.22 percent of average assets.

The range for this parameter for the selection of the comparable group is 1.50 percent of average assets or less, with a midpoint of 0.75 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 37.  The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of Sunnyside Federal.  The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Assets Ratio

Sunnyside Federal’s had no nonperforming assets at December 31, 2012, which is significantly lower than bot`h the national average of 3.09 percent for publicly traded thrifts and the Northeast regional average of 1.83 percent.  The Association also had no nonperforming assets at December 31, 2011.

The parameter range for nonperforming assets to assets has been defined as 6.00 percent of assets or less with a midpoint of 3.00 percent.

Repossessed Assets to Assets

Sunnyside Federal had no repossessed assets at December 31, 2012, and December 31, 2011.  National and regional averages were 0.62 percent and 0.20 percent, respectively, for publicly traded thrift institutions for the most recent quarter.

The range for the repossessed assets to total assets parameter is 1.25 percent of assets or less with a midpoint of 0.63 percent.

Loans Loss Reserves to Assets

Sunnyside Federal had an allowance for loan losses of $314,000, representing a loan loss allowance to total assets ratio of 0.33 percent at December 31, 2012, which is similar to its ratio of 0.35 percent at December 31, 2011.

The loan loss allowance to assets parameter range used for the selection of the comparable group focused on a minimum required ratio of 0.25 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 36 and 37.  The comparable group institutions range in size from $214.4 million to $713.9 million with an average asset size of $428.5 million and have an average of 9.6 offices per institution.  Four of the comparable group institutions are located in Pennsylvania, two in Massachusetts, two in Indiana, one in Ohio and one in Michigan.  All of the comparable group institutions are traded on NASDAQ.  The comparable group institutions as a unit have a ratio of equity to assets of 12.68 percent, which is similar to the ratio of all publicly traded thrift institutions in the United States and the Northeast region.  For the most recent four quarters, the comparable group indicated a core return on average assets of 0.58 percent, lower than all publicly traded thrifts at 0.72 percent and publicly traded Northeast thrifts at 0.77 percent.

IV.                            ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of Sunnyside Federal to all publicly traded thrifts, to publicly traded thrifts in the Northeast region and to New York thrifts, as well as to the ten institutions constituting Sunnyside Federal’s comparable group, as selected and described in the previous section.  The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 38 through 45.

As presented in Exhibits 41 and 42, at December 31, 2012, Sunnyside Federal’s total equity of 6.61 percent of assets was lower than the 12.68 percent for the comparable group, the 12.23 percent for all thrifts, the 10.33 percent ratio for New York thrifts, and the 12.54 percent for Northeast thrifts.  The Association had a 42.43 percent share of net loans in its asset mix, lower than the comparable group at 67.01 percent, all thrifts at 66.95 percent, Northeast thrifts at 67.99 percent and New York thrifts at 67.11 percent.  Sunnyside Federal’s share of net loans, similar to industry averages, is primarily the result of its average 14.98 percent share of cash and investments combined with its higher share of mortgage-backed securities of 36.94 percent.  The comparable group had a 15.33 percent share of cash and investments and a lower 11.19 percent share of mortgage-backed securities.  All thrifts had 10.00 percent of assets in mortgage-backed securities and 14.79 percent in cash and investments.  Sunnyside Federal’s 93.39 percent share of deposits was higher than the comparable group and the three geographic categories, reflecting the Association’s modest 6.61 percent equity to assets combined with its absence of borrowed funds.  The comparable group had deposits of 78.46 percent and borrowings of 8.44 percent.  All thrifts averaged a 77.03 percent share of deposits and 9.18 percent of borrowed funds, while Northeast thrifts had a 73.59 percent share of deposits and a 11.28 percent share of borrowed funds.  New York thrifts averaged a 74.28 percent share of deposits and a 12.57 percent share of borrowed funds.  Sunnyside Federal had no intangible assets at December 31, 2012, compared to 0.51 percent for the comparable group, 0.57 percent for all thrifts, 1.07 percent for Northeast thrifts and 1.77 percent for New York thrifts.

Operating performance indicators are summarized in Exhibits 43, 44 and 45 and provide the detail of key income and expense items for Sunnyside Federal in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 45, for the year ended December 31, 2012, Sunnyside Federal had a yield on average interest-earning assets lower than the comparable group and also lower than the three geographical categories.  The Association’s yield on interest-earning assets was 3.22 percent compared to the comparable group at 4.64 percent, all thrifts at 4.56 percent, Northeast thrifts at 4.48 percent and New York thrifts at 4.77 percent.

The Association’s cost of funds for the year ended December 31, 2012, was lower than the comparable group and the three geographical categories.  Sunnyside Federal had an average cost of interest-bearing liabilities of 0.81 percent compared to 1.12 percent for the comparable group, 1.50 percent for all thrifts, 1.55 percent for Northeast thrifts and 1.76 percent for New York thrifts.  The Association’s lower yield on interest-earning assets, offset by its lower interest cost, resulted in a lower net interest spread of 2.40 percent, moderately lower than the comparable group at 3.53 percent and lower than all thrifts at 3.06 percent, Northeast thrifts at 2.93 percent and New York thrifts at 3.01 percent.  Sunnyside Federal demonstrated a net interest margin of 2.43 percent for the year ended December 31, 2012, based on its ratio of net interest income to average interest-earning assets, which was moderately lower than the comparable group ratio of 3.70 percent.  All thrifts averaged a higher 3.24 percent net interest margin for the trailing four quarters, with Northeast thrifts at 3.10 percent and New York thrifts at 3.12 percent.

Sunnyside Federal’s major source of income is interest earnings, as is evidenced by the operations ratios presented in Exhibit 43.  The Association made no provision for loan losses during the year ended December 31, 2012, reflecting the Association’s absence of nonperforming assets.  The comparable group indicated a provision representing a higher 0.28 percent of assets, with all thrifts at 0.40 percent, Northeast thrifts at 0.30 percent and New York thrifts at 0.31 percent.

The Association’s noninterest income was $234,000 or 0.26 percent of average assets for the year ended December 31, 2012, including gains on the sale of loans of $48,000.  Such noninterest income ratio was lower than the comparable group at 0.80 percent and all thrifts at 1.03 percent and Northeast thrifts at 0.72 percent but lower than New York thrifts at 0.97 percent.  For the year ended December 31, 2012, Sunnyside Federal’s operating expense ratio was 2.69 percent.  The Association’s operating expense ratio was lower than the comparable group at 3.08 percent, all thrifts at 3.28 percent, Northeast thrifts at 2.94 percent and New York thrifts at 2.99 percent.

The overall impact of Sunnyside Federal’s income and expense ratios is reflected in the Association’s net income and return on assets.  For the year ended December 31, 2012, the Association had an ROAA of a negative 0.35 percent based on net income and a lower ROAA of a negative 0.38 percent based on core income, as indicated in Exhibit 7.  For its most recent four quarters, the comparable group had a higher net ROAA of 0.69 percent and a core ROAA of 0.58 percent.  All publicly traded thrifts averaged a higher core net ROAA of 0.72 percent.  Northeast thrifts averaged a 0.77 percent core ROAA, and New York thrifts indicated a core ROAA of 0.91 percent.

V.                                 MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Association based on a comparison of Sunnyside Federal with the comparable group.  These adjustments will take into consideration such key items as earnings performance, market area, financial condition, asset, loan and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue.  It must be noted that all of the institutions in the comparable group have their differences among themselves and from the Association, and, as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, the level of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of noninterest income, and the level of noninterest expenses.

As discussed earlier, the Association’s historical business philosophy is focused on increasing its net interest income, noninterest income and net income, maintaining its absence of nonperforming assets, strengthening its level of interest sensitive assets relative to interest sensitive liabilities and reducing its overall interest rate risk, maintaining an adequate level of general valuation allowances to reduce the impact of any unforeseen losses, and closely monitoring its overhead expenses.  Following conversion, the Association’s objectives will continue to focus on increasing its net interest spread and net interest margin through an increase in commercial real estate loans, SBA loans and commercial business loans, increasing its net income, return on assets and return on equity, maintaining its absence of nonperforming and minimal classified assets, increasing its level of interest sensitive assets relative to interest sensitive liabilities, monitoring overhead expenses and increasing noninterest income through secondary market income from the sale of fixed-rate one- to four-family loans with terms of over 15 years.

Earnings are often related to an institution’s ability to generate loans and/or to increase its loan portfolio.  The Association was a modest originator of residential mortgage loans and a small originator of nonmortgage loans in years 2011 and 2012.  For the year ended December 31, 2012, total loan originations were greater than in fiscal 2011, with the increase based on a rise in the category of one- to four-family loans.  During the year ended December 31, 2012, the origination of one- to four-family loans exceeded that category of originations in 2011 by $3.3 million.  Home equity loan originations were less in the year ended December 31, 2012, compared to 2011, and other loans were greater in 2012 than in 2011.  Overall, total loan originations during the year ended December 31, 2012, exceeded fiscal year 2011 originations by $3.6 million or 87.4 percent.

For the year ended December 31, 2012, one- to four-family loans, home equity loans, and other loans represented 93.1 percent, 0.2 percent and 6.7 percent, respectively, of total loan originations.  In comparison, during 2011, one- to four-family loans, commercial real estate and multi-family loans, home equity loans and other loans represented 93.1 percent, 0.3 percent, 3.9 percent and 2.7 percent, respectively, of total loan originations.

Total mortgage and nonmortgage loan originations of $7.7 million and loan purchases of $1.9 million in the year ended December 31, 2012, were reduced by loan principal repayments of $8.6 million, and resulted in an increase of $964,000 in gross loans receivable in the year ended December 31, 2012, to $40.2 million.  In fiscal 2011, total loan originations of $00.0 million and loan purchases of $0.0 million were offset by loan principal repayments of $00.0 million and resulted in a decrease of $4.8 million in gross loans receivable to $39.2 million.

The impact of Sunnyside Federal’s primary lending efforts has been to generate a yield on average interest-earning assets of 3.22 percent for the year ended December 31, 2012, compared to a higher 4.64 percent for the comparable group, 4.56 percent for all thrifts and 4.48 percent for Northeast thrifts.  The Association’s ratio of interest income to average assets was 3.03 percent for the year ended December 31, 2012, which was also lower than the comparable group at 4.33 percent, all thrifts at 4.41 percent and Northeast thrifts at 4.45 percent.

Sunnyside Federal’s 0.81 percent cost of interest-bearing liabilities for the year ended December 31, 2012, was lower than the comparable group at 1.12 percent and lower than all thrifts at 1.50 percent and Northeast thrifts at 1.55 percent.  The Association’s net interest spread of 2.40 percent for the year ended December 31, 2012, was lower than the comparable group at 3.53 percent, all thrifts at 3.06 percent and Northeast thrifts at 2.93 percent.  The Association’s net interest margin of 2.43 percent, based on average interest-earning assets for the year ended December 31, 2012, was moderately lower than the comparable group at 3.70 percent and lower than all thrifts at 3.24 percent and Northeast thrifts at 3.10 percent.

Including its $48,000 in gains on the sale of securities, the Association’s ratio of noninterest income to average assets was 0.26 percent for the year ended December 31, 2012, lower than the comparable group at 0.80 percent and lower than all thrifts at 1.03 percent and Northeast thrifts at 0.72 percent.  The Association’s operating expenses were lower than those of the comparable group and also lower than all thrifts and Northeast thrifts.  For the year ended December 31, 2012, Sunnyside Federal had an operating expenses to average assets ratio of 2.69 percent compared to 3.08 percent for the comparable group, 3.28 percent for all thrifts and 2.94 percent for Northeast thrifts.

For the year ended December 31, 2012, Sunnyside Federal generated lower noninterest income, lower noninterest expenses and a moderately lower net interest margin relative to its comparable group.  As a result of these earnings characteristics, the Association’s net and core income were noticeably lower than the comparable group for the year ended December 31, 2012.  For the year ended December 31, 2012, the comparable group had a net ROAA of 0.66 percent, while all thrifts indicated a higher 0.74 percent ROAA.  The Association’s core or normalized earnings, as shown in Exhibit 7, were lower than its net earnings and resulted in a negative 0.38 percent core return on assets for the year ended December 31, 2012.  That core ROAA was lower than the comparable group at 0.66 percent, all thrifts at 0.74 percent and Northeast thrifts at 0.77 percent.

Sunnyside Federal’s earnings stream will continue to be dependent on both the overall trends in interest rates and internal loan growth and also on trends in its noninterest income and overhead expenses.  Noninterest income increased from $193,000 in 2011 to $234,000 in 2012, and overhead expenses decreased slightly from $2,488,000 in 2011 to $2,463,000 in 2012.  The Association’s net interest margin, lower than the comparable group, has been the result of its lower yield on interest-earning assets, slightly reduced by its lower cost of funds.  Sunnyside Federal’s cost of interest-bearing liabilities is likely to experience a continued decrease as lower short term rates combine with the Association’s decrease in certificates of deposit.  With no upward pressure on lending rates but plans to grow loans and reduce investments, Sunnyside Federal’s composite yield on interest-earning assets is likely to increase somewhat.  It is also likely that competition from financial institutions will continue to limit the Association’s ability to increase rates on individual mortgage and nonmortgage loan products.  Sunnyside Federal’s success in achieving its objective to strengthen its net interest spread and net interest margin will relate to its ability to increase its shares of higher yielding loans, rather than by increasing rates on its loan products in the anticipated flat rate environment.  During the next few years, any increase in the Association’s net interest spread and net interest margin will be dependent on Sunnyside Federal’s marketing and cross-selling capability, success in increased loan activity, secondary market sales and new SBA lending as well as the demographic and economic characteristics and trends in its market area.

It has also been recognized that Sunnyside Federal’s current ROAA, in addition to being lower than that of its comparable group, has decreased modestly during the past two fiscal years, and its net interest margin and net interest spread have also decreased.  Sunnyside Federal’s ROAA in 2012 was a negative 0.35 percent, lower than its 0.14 percent ROAA in 2011.  The Association’s ROAE has indicated a decline from 1.97 percent in 2011 to a negative 5.04 percent in 2012.  Following conversion, it is anticipated that the Association’s higher equity to assets ratio will result in a rise in earnings and increases in the Association’s ROAA and ROAE.

In recognition of the foregoing earnings related factors, with consideration of Sunnyside Federal’s current performance measures during the past two years, a downward adjustment has been made to Sunnyside Federal’s pro forma market value for earnings performance.

MARKET AREA

The primary component of the Association’s market area, Westchester County, has experienced increases in population and households since 2000.  Such a pattern is projected to continue through 2017.  Westchester County indicated a higher per capita income and higher median household income than both New York and the United States.  In both 2000 and 2010, the median rent in Westchester County was higher than New York’s median rent as well as the national average.  In 2000 and 2010, Westchester County’s median housing values were much higher than New York’s and the United States’ median values.

Westchester County has had lower unemployment rates compared to both New York and the United States, and its present unemployment rate continues to be lower than state and national levels.  Finally, the market area is a competitive financial institution market dominated by banks with a June 30, 2012, total deposit base for banks and thrifts of nearly $49.9 billion, with Sunnyside Federal’s $82.0 million in deposits accounting for a minimal 0.9 percent of thrift deposits in the county and an even lower share of total deposits.

In recognition of the foregoing factors, we believe that an upward adjustment is warranted for the Association’s market area.

FINANCIAL CONDITION

The financial condition of Sunnyside Federal is discussed in Section I and shown in Exhibits 1, 2, 5, 14, 15, 16 and 17, and is compared to the comparable group in Exhibits 41 and 42.  The Association’s ratio of total equity to total assets was 6.61 percent at December 31, 2012, which was lower than the comparable group at 12.68 percent, all thrifts at 12.23, and Northeast thrifts at 12.54 percent.  With a conversion at the midpoint, the Association’s pro forma equity to assets ratio will increase to approximately 10.9 percent.

The Association’s mix of assets and liabilities indicates some areas of notable variation from its comparable group.  Sunnyside Federal had a moderately lower 42.4 percent ratio of net loans to total assets at December 31, 2012, compared to the comparable group at 67.0 percent, while all thrifts had a ratio of 67.0 percent.  The Association’s 15.0 percent share of cash and investments was similar to the comparable group at 15.3 percent, and higher than all thrifts at 14.8 percent and Northeast thrifts at 13.1 percent; and Sunnyside Federal’s share of mortgage-backed securities to total assets of 36.9 percent was much higher than the comparable group at 11.2 percent, all thrifts at 10.0 percent and Northeast thrifts at 11.7 percent.  The Association’s 93.4 percent ratio of deposits to total assets was higher than the comparable group at 78.5 percent, all thrifts at 77.0 percent and Northeast thrifts at 73.6 percent, reflective of its absence of borrowed funds.  Sunnyside Federal’s absence of borrowed funds to assets was lower than the comparable group at 8.4 percent, all thrifts at 9.2 percent and Northeast thrifts at 11.3 percent.

Sunnyside Federal had no intangible assets and had no repossessed real estate, compared to ratios of 0.51 percent and 0.32 percent of intangible assets and repossessed real estate, respectively, for the comparable group.  All thrifts had intangible assets of 0.57 percent and repossessed real estate of 0.62 percent.  The financial condition of Sunnyside Federal is favorably influenced by its absence of nonperforming assets, compared to a higher 2.23 percent for the comparable group, 3.09 percent for all thrifts and 1.83 percent for Northeast thrifts.  Historically, the Association’s dollar balance of nonperforming assets and its ratio of nonperforming assets to total assets have been lower than industry averages.  The Association’s ratio of nonperforming assets to total assets was zero at December 31, 2010 and 2011.

At December 31, 2012, Sunnyside Federal had $314,000 of allowances for loan losses, which represented 0.33 percent of assets and 0.78 percent of total loans.  The comparable group indicated allowances equal to 0.92 percent of assets and a higher 1.34 percent of total loans.  More significant, however, is an institution’s ratio of allowances for loan losses to nonperforming assets, since a portion of nonperforming assets could be charged off.  Since Sunnyside Federal had no nonperforming assets, this ratio cannot be calculated but represented 63.32 percent for the comparable group, with all thrifts at 66.2 percent and Northeast thrifts at 56.4 percent.  Sunnyside Federal’s ratio of net charge-offs to average total loans was zero for the year ended December 31, 2012, lower than the 0.41 percent for the comparable group, the 0.81 percent for all thrifts and 0.39 percent for Northeast thrifts.  These ratios are reflective of the Association’s maintenance of a higher ratio of reserves to nonperforming assets, due to the consistent absence of nonperforming assets.

Overall, with particular consideration to the Association’s equity position, as well as asset quality, reserves coverage, and interest rate risk relative to the comparable group, we believe that a downward adjustment is warranted for Sunnyside Federal’s current financial condition.

ASSET, LOAN AND DEPOSIT GROWTH

During the past year, Sunnyside Federal has been characterized by higher than average growth in assets, loans and deposits relative to the comparable group, all thrifts and Northeast, after shrinkage from 2008 to 2011.  The Association’s asset growth rate was 5.4 percent in 2012, compared to a lesser 4.2 percent for the comparable group, 2.2 percent for all thrifts and 4.0 percent for Northeast thrifts.  Sunnyside Federal’s asset growth rate is reflective primarily of its larger annual deposit growth rate and growth in investments for the period.  Sunnyside Federal’s deposits indicate an increase of 6.4 percent in 2012.  Annual deposit changes were 3.1 percent for the comparable group, 2.7 percent for all thrifts and 3.9 percent for Northeast thrifts.  The Association’s loans indicate an increase of 2.6 percent in 2012, compared to a decrease of 2.1 percent for the comparable group, 3.1 percent for all thrifts and 3.5 percent for Northeast thrifts.

The Association’s ability to maintain its asset base, loans and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and deposit products and to maintain a high quality of service to its customers.  Sunnyside Federal’s single office serves the market area encompassing portions of Westchester County.  The market area experienced increases in population and households between 2000 and 2010, and those increases are projected to continue at lower rates through 2017.  The Association’s market area also indicates per capita income and median household income much higher than both New York and the United States, and the market areas’s unemployment rates are lower than both New York and the United States.

Essentially, the Association will continue to be dependent on its current market area, with no immediate plans to expand beyond that market area, resulting in moderate to strong asset growth over the next three years.  Sunnyside Federal’s projections indicate approximately $9.0 million or a 10.5 percent average annual growth in deposits during the next three years, accompanied by an 11.7 percent average annual increase in total assets, representing an average dollar increase of approximately $11.0 million.  Total loans are projected to experience a three- year average annual growth level of approximately $13.1 million or 32.7 percent per year.

Sunnyside Federal’s favorable market area but competitive operating environment is likely to continue to generate asset and deposit growth at a higher rate than has been the trend for the comparable group.

Based on these conditions, we have concluded that an upward adjustment to the Association’s pro forma value is warranted for anticipated asset, loan and deposit growth.

DIVIDEND PAYMENTS

Sunnyside Federal has not committed to pay an initial cash dividend.  The future payment of cash dividends will be dependent upon such factors as earnings performance, capital position, growth, and regulatory limitations.  Nine of the ten institutions in the comparable group pay cash dividends for an average dividend yield of 1.42 percent.

Due to the fact that only one of the comparable group is not paying dividends combined with the higher dividend yield for the comparable group, in our opinion, a slight downward adjustment to the pro forma market value is warranted at this time related to dividend payments.

SUBSCRIPTION INTEREST

In 2012, investors’ interest in new issues has increased, with subscription levels for the limited transactions generally moderate.  Overall, the recent reaction of potential IPO investors, including savings institution depositors, appears generally to be related to a number of economic factors, including the financial performance and condition of thrift institutions, the weakness of the local economy, general market conditions, aftermarket price trends, the limited activity in merger/acquisition transactions in the thrift industry, weaker housing values and credit and funds pressure in the mortgage lending market with higher delinquencies, resulting in higher charge-offs and higher provisions for loan losses.  With the number of offerings small, relative to historic levels, there appears to be limited demand for new financial institution issues, particularly the smaller offerings.  As presented in Exhibit 32, the six full conversions between January 1, 2012, and March 5, 2013, posted an average gain of 21.67 percent in their share prices on the first day of trading, influenced by one offering’s 45.50 percent increase.  The six full conversions indicated a percentage price change of 47.65 percent from their IPO date to March 5, 2013.  None of the six conversions indicated an IPO increase of 5.0 percent or less.

The Association will direct its initial subscription offering to depositors of the Association.  If there is a subsequent community offering, residents of the local market will be given a preference.  The board of directors and officers anticipate purchasing approximately $405,000 or approximately 6.8 percent of the stock offered to the public based on the appraised midpoint valuation.

The Association has secured the services of Keefe, Bruyette & Woods, Inc. (“KBW”) to assist in the marketing and sale of the conversion stock.

Based on the much smaller size of the offering and its structure as a full conversion, recent market movement and current market and industry conditions, local market interest, the performance of Sunnyside Federal, the terms of the offering and recent subscription levels and aftermarket performance of initial thrift offerings, we believe that no adjustment is warranted for the Association’s anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Association’s public offering of $6.0 million will result in a market capitalization much smaller than the average $44.1 million market value of the comparable group and significantly smaller than the average of $792.1 million for New York thrifts.  Of the ten institutions in the comparable group, all are traded on NASDAQ.  With 600,000 shares to be outstanding at the midpoint of the offering range, the Association will a have smaller number of shares outstanding than the comparable group, with an average of 2.8 million shares.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly traded thrift institutions, including previous IPOs, we have concluded that a downward adjustment to the Association’s pro forma market value is warranted relative to the anticipated liquidity of the stock.

MANAGEMENT

The president and chief executive officer of Sunnyside Federal is Timothy D. Sullivan, who is also a director.  Mr. Sullivan joined the Association in 0000 and has served the Association as president and chief executive officer since 0000 (reference Exhibit 23).  Mr. Sullivan became a director of the Association in 0000.  The other executive officers of the Association are Ms. Gerardina Mirtuono, senior vice president and chief operating officer, positions she has held since 0000, and Mr. Gerard A. Iervolina, vice president and chief financial officer, positions he has held since 0000.

Overall, we believe the Association to be professionally, knowledgeably and efficiently managed, as are the comparable group institutions.  It is our opinion that no adjustment to the pro forma market value of the Association is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry’s continued higher levels of problem assets and provision for loan losses, overall lower prices of thrift stocks, and reduced interest in conversion offerings.  Merger/acquisition activity has also resulted in less interest in financial institution stocks.

We believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in current public offerings and, in our opinion, various characteristics of the Association’s transaction, as well as current market trends, cause us to conclude that such a discount is warranted for this offering.  Consequently, at this time we have made a modest downward adjustment to the Association’s pro forma market value related to a new issue discount.

VI.                               VALUATION METHODS

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry.  As earnings in the thrift industry have continued their volatility in 2011 and 2012, emphasis has continued to be placed on the price to book method.  In determining the pro forma market value of Sunnyside Federal Savings and Loan Association, the entire focus has been placed on the price to book value method, with no focus on the price to core earnings method, due to the Association’s absence of earnings in fiscal 2012.

In recognition of the volatility and variance in earnings due to fluctuations in interest rates, the continued differences in asset and liability repricing and the frequent disparity in value between the price to book method and the price to earnings method, a third valuation method, the price to assets method, has also been used.  The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the institutions under consideration are different.

In addition to the pro forma market value, we have defined a valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a maximum, as adjusted, being 115.0 percent of the maximum.  The pro forma market value or appraised value will also be referred to as the “midpoint value.”

In applying the applicable valuation methods, consideration was given to the adjustments to the Association’s pro forma market value discussed in Section V.  Downward adjustments were made for the Association’s liquidity of the stock, dividends, earnings performance, financial condition, and for the market of the issue.  No adjustments were made for the Association’s subscription interest or management.  Upward adjustments were made for the Association’s asset, loan and deposit growth and market area.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution’s financial condition, and does not give as much consideration to the institution’s long term performance and value as measured by earnings.  Due to the earnings volatility of many thrift stocks, the price to book value method is frequently used by investors who rely on an institution’s financial condition rather than earnings performance.  This method, therefore, is sometimes considered less meaningful for institutions that provide a consistent earnings trend, but remains significant and reliable as a confirmational and correlative analysis to the price to earnings and price to assets approaches.  It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value.

Exhibit 48 shows the average and median price to book value ratios for the comparable group which were 77.99 percent and 78.48 percent, respectively.  The comparable group indicated a moderately wide range, from a low of 54.92 percent (First Federal of Northern Michigan) to a high of 100.63 percent (Hampden Bancorp).  The comparable group had slightly higher average and median price to tangible book value ratios of 80.91 percent and 82.08 percent, respectively, with a range of 57.33 percent at the low end (First Federal of Northern Michigan) to 101.14 percent at the high end (Hampden Bancorp).  Excluding the low and the high in the group, the price to book value range narrowed to a low of 64.43 percent and a high of 95.36 percent, and the range of price to tangible book value ratio narrowed to a low of 65.62 percent and a higher of 97.75 percent.

Taking into consideration all of the previously mentioned items in conjunction with the adjustments made in Section V, we have determined a pro forma price to book value ratio of 55.26 percent and a price to tangible book value ratio of an identical 55.26 percent at the midpoint.  The price to book value ratio increases from 50.76 percent at the minimum to 62.98 percent at the maximum, as adjusted, with the price to tangible book value ratio range identical.

The Association’s ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 11.00 percent compared to 12.68 percent for the comparable group.  Based on the price to book value ratio and the Association’s total equity of $6,214,000 at December 31, 2012, the indicated pro forma market value of the Association using this approach is $6,000,000 at the midpoint (reference Exhibit 47).

PRICE TO CORE EARNINGS METHOD

The focal point of this method is the determination of the earnings base to be used and secondly, the determination of an appropriate price to earnings multiple.  While this approach has been deemed not meaningful due to the Association’s negative earnings and negative core earnings for the year ended December 31, 2012, we will still review the price to earnings multiples for the comparable group and the overall industry.

The average price to core earnings multiple for the comparable group was 16.85, while the median was 16.78.  The average price to net earnings multiple was 16.41, and the median multiple was 15.74.  The comparable group’s price to core earnings multiple was higher than the average for all publicly traded thrifts of 16.37, and higher than their median of 13.83.  The range in the price to core earnings multiple for the comparable group was from a low of 7.39 (River Valley Bancorp) to a high of 25.99 (Alliance Bancorp).  The primary range in the price to core earnings multiple for the comparable group, excluding the high and low, was from a low price to earnings multiple of 12.69 to a high of 25.02 times earnings for eight of the ten institutions in the group.

PRICE TO ASSETS METHOD

The final valuation method is the price to assets method.  This method is not frequently used due to the fact that it does not incorporate an institution’s equity position or earnings performance.  Additionally, the prescribed formulary computation of value using the pro forma price to net assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion.  Exhibit 48 indicates that the average price to assets ratio for the comparable group was 9.94 percent, and the median was 8.96 percent.  The range in the price to assets ratios for the comparable group varied from a low of 5.69 percent (River Valley Bancorp) to a high of 14.33 percent (Alliance Bancorp).  It narrows modestly with the elimination of the two extremes in the group to a low of 6.18 percent and a high of 13.65 percent.

Based on the adjustments made previously for Sunnyside Federal, it is our opinion that an appropriate price to assets ratio for the Association is 6.08 percent at the midpoint, which ranges from a low of 5.21 percent at the minimum to 7.90 percent at the maximum, as adjusted.

Based on the Association’s December 31, 2012, asset base of $94,055,000, the indicated pro forma market value of the Association using the price to assets method is $6,000,000 at the midpoint (reference Exhibit 47).

VALUATION CONCLUSION

Exhibit 53 provides a summary of the valuation premium or discount for each of the valuation ranges when compared to the comparable group based on each of the valuation approaches.  At the midpoint value, the price to book value ratio of 55.26 percent for the Association represents a discount of 29.15 percent relative to the comparable group and decreases to 19.25 percent at the super maximum.  The price to assets ratio at the midpoint represents a discount of 38.81 percent and decreases to a discount of 20.48 percent at the super maximum, reflective of the Association’s lower equity position.

It is our opinion that as of March 5, 2013, the pro forma market value of the Association is $6,000,000 at the midpoint, representing 600,000 shares at $10.00 per share.  The pro forma valuation range of the Association is from a minimum of $5,100,000 or 510,000 shares at $10.00 per share to a maximum of $6,900,000 or 690,000 shares at $10.00 per share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value.  The maximum, as adjusted, is $7,935,000 or 793,500 shares at $10.00 per share (reference Exhibits 49 to 52).

The appraised value of Sunnyside Federal Savings and Loan Association as of March 5, 2013, is $6,000,000 at the midpoint.